October 23, 2024

Aemish Shah
Chief Executive Officer
Northern Revival Acquisition Corporation
4001 Kennett Pike, Suite 302
Wilmington, DE 19807

       Re: Northern Revival Acquisition Corporation
           Amendment No. 1 to
           Preliminary Proxy Statement on Schedule 14A
           Filed October 18, 2024
           File No. 001-39970
Dear Aemish Shah:

        We have reviewed your October 18, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to a prior comment are to the comment in our
October 17, 2024, letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Supplement No. 1 to the Preliminary Proxy Statement, page 1

1.     We acknowledge your revisions made in response to our prior comment.
Please
       further revise to describe the current material impacts and consequences of the delisting. For example, we note you have removed the risk factor disclosure
       describing the risk of being determined to be a "penny stock." Please add back such disclosure and clearly discuss the consequences of that designation or advise why such disclosure is not required. See Exchange Act Rule 240.3a51-1. Please also disclose that as a result of the delisting you may no longer be attractive as a merger partner, disclose any potential impact on your ability to complete an initial business combination, and provide additional disclosure on the impact on securities holders due
       to your securities no longer being considered    covered securities.
 October 23, 2024
Page 2

      Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction
cc:   Ben Smolij, Esq.